Exhibit 99.3

RESPONSE BIOMEDICAL CORP.  Security Class  Holder Account Number  Form of Proxy - Annual General and Special Meeting to be held on May 4, 2010  This Form of Proxy is solicited by and on behalf of Management.  Notes to proxy  1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their  behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons  whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).  2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered  should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you  may be required to provide documentation evidencing your power to sign this proxy.  3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.  4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.  5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any  matter, this proxy will be voted as recommended by Management.  6. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may  properly come before the meeting or any adjournment or postponement thereof.  7. This proxy should be read in conjunction with the accompanying documentation provided by Management.  Proxies submitted must be received by 9:00 am, Pacific Time, on Friday, April 30, 2010.  Fold

Appointment of Proxyholder

I/We, being holder(s) of Response Biomedical Corp. hereby appoint: Richard Bastiani, Chairman and a Director of the Company, or failing him, **S. Wayne Kay,** CEO and a Director of the Company, or failing him, **Ian A. Webb,** a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Response Biomedical Corp.** to be held at 1300-1500 Event Rooms, Segal School of Business, 500 Granville Street, Vancouver, BC, on May 4, 2010 at 9:00 a.m., Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Richard J. Bastiani	☐	☐	02. Richard K. Bear	☐	☐	03. Anthony F. Holler	☐	☐
04. S. Wayne Kay	☐	☐	05. Todd R. Patrick	☐	☐	06. Ian A. Webb	☐	☐

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For Withhold

2. **Appointment of Auditors** ☐ ☐

Appointment of **Ernst & Young LLP, Chartered Accountants,** as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For Against

3. **Consolidation of Common Shares** ☐ ☐

To consider and, if thought appropriate, pass a special resolution approving the consolidation of the common shares of the Company at a ratio of ten (10) to one (1), as more particularly described in the Management Information Circular of Response Biomedical.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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